SEWARD & KISSEL LLP ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004

EDWARD S. HORTON (212) 574-1265 horton@sewkis.com	TELEPHONE: (212) 574-1200 FACSIMILE: (212) 480-8421 WWW.SEWKIS.COM	1200 G STREET, N.W. WASHINGTON, D.C. 20006 TELEPHONE: (202) 737-8833 FACSIMILE: (202) 737-5184

         August 14, 2009

VIA EDGAR

United States Securities and Exchange Commission
Division of Corp Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:	Paragon Shipping Inc., File No 001-33655, 2008 Form 20-F Comment Letter

To whom it may concern:

Pursuant to the telephone conversation between Edward Horton of Seward & Kissel LLP, legal counsel to the registrant, and Matthew Spitzer on August 14, 2009, this letter confirms that the Company will provide its written responses to the Securities and Exchange Commission's letter dated August 3, 2009 not later than August 21, 2009.

Sincerely, SEWARD & KISSEL LLP

By:	/s/ Edward S. Horton

SK 25744 0001 1022633